September 24, 2007

VIA EDGAR

Mr. Robert S. Littlepage
Accountant Branch Chief
Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          UTStarcom, Inc.

Item 4.02 Form 8-K
Filed September 18, 2007
File No. 000-29661

Dear Mr. Littlepage:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in its letter dated September 18, 2007 related to the Item 4.02 Current Report on Form 8-K filed by UTStarcom, Inc. (the “Company”) on September 18, 2007 (the “Form 8-K”).  The following responses are provided to your inquiries.  For ease of reference, we have repeated the Staff’s comment in the comment letter in bold type and followed the comment with the Company’s response.

1.             We note that you intend to file restated financial statements.  Please tell us how, and when, you will file them.

Response:  The Company intends to file restated financial statements in its Annual Report on 10-K for the year ended December 31, 2006 (the “Form 10-K”) as soon as reasonably practicable following completion of the examination of these matters by the Company and completion of the audit of those statements by its independent registered public accounting firm.  The Company is currently targeting the filing date for the Form 10-K to be on or about October 15, 2007.

The restatements will include giving recognition to adjustments arising from the findings of an independent investigation of our historic stock option granting practices (which have been reported on the Company’s Current Report on Form 8-K dated July 24, 2007), as well as more recent findings from an ongoing independent investigation by the Company’s Audit Committee of historic sales contracts with some of the Company’s customers in China.  The investigative phase of the China sales investigation has just concluded as reported in the Form 8-K cited in your letter.  The investigative phase identified matters relating to revenue recognized in the period from 2000 through 2006.  As a result, the Company has determined that a portion of its revenue previously recorded in one of the Company’s regions in China was recognized earlier than it should have been and that the financial statements for the affected periods should be restated to defer that revenue until the Company can demonstrate that it has met all of its obligations under the contracts.  The Company is now working to verify and quantify the findings of the independent counsel and forensic accountants engaged by the Company’s Audit Committee in connection with its independent investigation.  However, at this time the Company has not yet been able to conclude this process and ascertain the effects on its previously issued financial statements.  Additionally, once this information is available, the results of this work will be subject to audit.

Similarly, the precise manner in which the Company will meet its filing obligations under the Securities and Exchange Act of 1934 is currently under discussion with the Company’s legal counsel, and no decisions have yet been made.  The Company is aware, of course, of the guidance issued by the Staff in a letter issued by the Chief Accountant of the Division of Corporation Finance in January 2007 concerning presenting information about the effects of restating previously issued financial statements for errors in prior stock option accounting, and is taking this guidance into account in these discussions.

2.             Your disclosures provide little quantitative and qualitative insight into the significance of your misstatements.  Please amend your filing to disclose, in greater detail, including a brief description of the facts behind the restatements.  Also, disclose at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements filed for the referenced periods should no longer be relied upon.  Refer to Instructions to Item 4.02 (a)(2) of Form 8 K.

Response:  The Form 8-K was filed to disclose the conclusion reached by the Audit Committee of the Board of Directors, after consultation with management, that certain previously issued financial statements should not be relied upon as the low end of the range of the estimated error could be quantitatively significant.  In accordance with Item 4.02(a) (2) of Form 8-K, the Company provided a brief description of the facts underlying the conclusion to the extent known to the Company at the time of filing.  However, the Company believes the aggregate amount and financial statement effects of the issues discovered in the China sales investigation is not yet reasonably estimable because, as mentioned above, the analysis of the data by the Company is still ongoing.  The Company believes that the current estimated range of the potential adjustment is so wide that it is not meaningful.  As a result, the Company believes disclosure of such a wide range in the Form 8-K would be too speculative and, as such, would not be helpful to investors and may in fact be misleading.  Therefore, the Company respectfully submits that the Form 8-K should not be amended to include such information at this time.

As noted in the response to Comment 1 above and discussed with Mr. Andrew Mew of the Staff on September 19, 2007, the Company intends to file restated financial statements and additional information concerning the restatements in its 2006 Form 10-K as soon as reasonably practicable following completion of the review of these matters by the Company and the audit by its independent registered public accounting firm.  The Company is currently targeting the filing date for the Form 10-K to be on or about October 15, 2007.  The Company respectfully submits that because the Form 10-K containing restated financial statements will be filed soon after completion of the restatement process which we expect to be in the near-term, no amendment to the Form 8-K is warranted.  However, if, after the completion of the review of the restatements, there should be unforeseen delays in the filing of the Form 10-K, the Company would revisit the need to file an amendment to the Form 8-K at such time.

*   *   *   *

In connection with this letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by file-stamping the additional copy of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call the undersigned at (510) 769-2890 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ Francis P. Barton
Francis P. Barton
Executive Vice President
and Chief Financial Officer